Exhibit 99.8

Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Shenzhen
Longgang Branch, Bank of China (the “Creditor”) on March 8th, 2010

Main contents:

  Contract number: 2010 Zhenzhongyin Gang Edi 000119;
  In order to guarantee the indebtedness of Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 2010Zhenzhongyin Gang Exiezi 000119) from March 4, 2010 to March 4, 2011, the Mortgager agrees to pledge its property to the Creditor.
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.
  Collaterals: The Mortgager agrees to pledge its machineries and equipments to the Creditor.

Headlines of the articles omitted:

  Payment on demand
  Validity of the Creditor’s Right
  Occupancy of Collaterals
  Mortgage Registration
  Settlement of reduced-value Collaterals
  Interest generated
  Collaterals insurance
  Realizing of Creditor’s Right
  Declaration and undertaking of the Mortgager
  Breach of Contract and settlement
  Modification, Amendment and Termination of Contract
  Fee
  Effectiveness and Disputation settlement
  Attachment
  Supplement articles